Exhibit 4.11

BOARD OF DIRECTORS' RESOLUTION

FOR APPROVAL OF STOCK OPTION PLAN

OF

InstaCare Corp.

A Nevada Corporation

We, the undersigned, representing all or a majority of Directors of InstaCare Corp., a Nevada corporation, having met and discussed the business herein set forth:

A proposed form of InstaCare Corp.’s 2006 Business Growth and M&E Stock Option Plan was presented. The 2006 Business Growth and M&E Stock Option Plan was read, section by-section, and upon motion duly made and unanimously carried, it was;

RESOLVED, that the proposed 2006 Stock Option Plan submitted to the meeting be, and the same are, hereby adopted as and for the 2006 Business Growth and M&E Stock Option Plan of the Corporation, and that a copy thereof be placed in the Corporate Records Book.

DATED this 5th day of December 2006.

/s/ Keith Berman

Keith Berman, Director

/s/ Robert Jagunich

Robert Jagunich, Director